OBM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

EMISPHERE TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

291345106
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 ☐ Rule 13d-1(b)

 ☒ Rule 13d-1(c)

 ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Bai Ye Feng

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Citizenship or Place of Organization ..... Spain.…………..............................................................................

Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power ............5,890,389.(1).......................................................................................

	6.	Shared Voting Power ....... 294,000………….......................................................................................

	7.	Sole Dispositive Power............5,890,389.(1)...................................................................................

	8.	Shared Dispositive Power .......294,000..................................................................................................

9.	Aggregate Amount Beneficially Owned by Each Reporting Person .... 6,184,389..(1)…………………….......

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ...........

11.	Percent of Class Represented by Amount in Row (9) ...........9.82%..(2)...........................

12.	Type of Reporting Person (See Instructions) .......IN...........................................................................................................................................
(1)	Includes warrants to purchase up to an aggregate of 1,981,651 shares of the common stock, $0.01 par value per share (the “Common Stock”) of the Issuer.
(2)	Based on 60,977,210 shares of Common Stock outstanding as of January 18, 2012 and reported on the Issuer’s Form 10-K/A filed on January 19, 2012.

Item 1.

(a)	The name of the issuer is Emisphere Technologies Inc. (the “Issuer”).

(b)	The principal executive office of the Issuer is located at 240 Cedar Knolls Road, Cedar Knolls, NJ 07927.

Item 2.

(a) The name of the reporting person is Bai Ye Feng (the “Reporting Person”).

(b) The business address of the Reporting Person is 16A Li Dong Building, No. 9 Li Yuen Street East, Central, Hong Kong.

(c) The Reporting Person is a citizen of Spain.

(d) This Schedule 13G relates to common stock, par value $.01 per share (the “Common Stock”), of the issuer.

(e) The CUSIP number is 291345106.

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

(a)	The Reporting Person beneficially owns an aggregate of 6,184,389 shares of the Common Stock of the Issuer, consisting of 3,908,738 shares of Common Stock owned of record by the Reporting Person, warrants to purchase up to 1,981,651 shares of Common Stock owned by the Reporting Person, and 294,000 shares of Common Stock owned of record by Lighthouse Consulting Limited, a Hong Kong company of which the Reporting Person is a principal and therefore may be deemed to be the beneficial holder of the securities held by Lighthouse Consulting Limited.

(b)	Percent of class:

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 5,890,389.

(ii)	Shared power to direct the vote: 294,000.

(iii)	Sole power to dispose or to direct the disposition of: 5,890,389.

(iv)	Shared power to dispose or direct the disposition of: 294,000.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2012	/s/ Bai Ye Feng
Bai Ye Feng